One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com
December 28, 2010
Via EDGAR Transmission and FedEx
Via Facsimile Transmittal 703.813.6982
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Approach Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010 File No. 001-33801
Dear Mr. Horowitz:
     This letter supplements the letter dated December 17, 2010, which set forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with regard to our Form 10-K for the fiscal year ended December 31, 2009. The staff’s comments were provided to the Company in a letter dated December 13, 2010.
     Pursuant to the staff’s letter, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,

/s/ J. Curtis Henderson
J. Curtis Henderson
Executive Vice President and General Counsel
cc: Donald F. Delaney, Senior Accountant